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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                             GREAT LAKES REIT, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   390752 10 3
                                 --------------
                                 (CUSIP Number)

                              SUSAN J. WILSON, ESQ.
                                ALSTON & BIRD LLP
                           1201 WEST PEACHTREE STREET
                             ATLANTA, GEORGIA 30309
                                 (404) 881-7974
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  MAY 15, 1997
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 3 Pages
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CUSIP No. 390752 10 3           SCHEDULE 13D   Page     2    of     3     Pages
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
               Fortis Benefits Insurance Company

          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ ]
                                                                    (b)   [ ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
               WC
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        [ ]
          PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

                MINNESOTA
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                       1,054,339
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                      1,054,339
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER

                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,054,339
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [ ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             6.79%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
             IC
          ---------------------------------------------------------------------


                               Page 2 of 3 Pages


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ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      The following sentence is added to the end of Item 3:

                  On May 15, 1997, the Company closed a public sale of Company Common Stock, which resulted in the Company having as of that date total issued and outstanding shares of 15,527,522. The number of shares of Company Common Stock beneficially owned by FBIC did not change, but the percentage of Company Common Stock represented by such shares was reduced from 12.06% to 6.79%.


                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated: May 16, 1997


                                          FORTIS BENEFITS INSURANCE COMPANY

                                          /s/ Michael Peninger
                                          -------------------------------------
                                          Name: Michael Peninger
                                          Title: Senior Vice President


                               Page 3 of 3 Pages